By EDGAR January 11, 2021 Securities and Exchange Commission Division of Corporation Finance Office of Energy and Transportation 100 F Street NE Washington, D.C. 20549	White & Case LLP 1221 Avenue of the Americas New York, NY 10020-1095 T +1 212 819 8200 whitecase.com

Attn: Brad Skinner, Office Chief

Lauren (Phan) Nguyen, Legal Branch Chief

Re: Sempra Energy – Registration Statement on Form S-4, filed January 11, 2021

Ladies and Gentlemen:

On behalf of our client, Sempra Energy (the “Company” or “Sempra”), we hereby submit for filing by direct electronic transmission under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, with respect to a proposed offer to exchange (the “Exchange Offer”) each issued and outstanding, ordinary, nominative share, of a single series, no par value of Infrastructure Energética Nova, S.A.B. de C.V., a Mexican public stock corporation, other than such ordinary shares owned directly or indirectly by Sempra and which ordinary shares are listed on the Mexican Stock Exchange (La Bolsa Mexicana de Valores, S.A.B. de C.V.), for shares of common stock of Sempra.

In connection with the filing of the S-4 Registration Statement, the Company has authorized us to make the following representations:

1.

The Company anticipates launching the Exchange Offer following authorization by the Mexican National Banking and Securities Commission (Comisión Nacional Bancaria y de Valores) and Sempra’s filing of its annual report on Form 10-K for the fiscal year ended December 31, 2020 (the “Annual Report”). The Company intends to request acceleration of effectiveness of the S-4 Registration Statement as soon as possible after filing the Annual Report.

2.

We respectfully advise the Staff that in light of the amendments to Management’s Discussion and Analysis, Selected Financial Data and Supplementary Financial Information adopted by the Securities and Exchange Commission (the “SEC”) on November 19, 2020, including the amendments to Form S-4 to eliminate references to Item 301 (Release No. 33-10890; 34-90459; IC-34100; File No. S7-01-20) (the “Financial Disclosure Amendments”), the Company has not provided in the S- 4 Registration Statement the disclosure set forth in Item 3(d) through (f) of Form S-4 (the “Selected Financial Data”). We respectfully note that the Financial Disclosure Amendments will become effective on February 10, 2021, following publication in the Federal Register on January 11, 2021.

3.

We hereby undertake, on behalf of the Company, to, prior to effectiveness of the S-4 Registration Statement, either amend the S-4 Registration Statement to include or submit other filings with the SEC that are incorporated by reference in the S-4 Registration Statement and include, updated disclosures in compliance with Item 19(a) of Form S-4.

Should you have any questions, we are available to discuss at any time. You may reach the undersigned at (212) 819-8980 or andrew.weisberg@whitecase.com or Era Anagnosti at (202) 637-6274 or era.anagnosti@whitecase.com.

Sincerely,

/s/ Andrew Weisberg
Andrew Weisberg
White & Case LLP

Cc:	Era Anagnosti, White & Case LLP

Jeffrey W. Martin, Chief Executive Officer, Sempra Energy

Trevor I. Mihalik. Executive Vice President and Chief Financial Officer, Sempra Energy

Peter R. Wall, Vice President, Controller and Chief Accounting Officer, Sempra Energy

James M. Spira, Associate General Counsel, Sempra Energy